SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
Dated: January 13, 2011
Commission File No. 001-33311
NAVIOS MARITIME HOLDINGS INC.
85 Akti Miaouli Street, Piraeus, Greece 185 38
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):
Yes ☐     No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐     No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑

     On January 13, 2011, Navios Maritime Holdings Inc. (“Navios”) issued a press release announcing its intent to offer approximately $325 million of senior notes due 2019 (the “Notes”). Navios intends to use the net proceeds from the offering of the Notes to purchase or redeem any and all of its outstanding 9 1/2% Senior Notes due 2014 (the “2014 Notes”), and to pay related transaction fees and expenses. The offering will be made pursuant to an offering memorandum in a private placement to qualified institutional buyers pursuant to Rule 144A, as well as pursuant to Regulation S, under the Securities Act of 1933, as amended. Such offering memorandum includes information about the Notes, as well as information about Navios.
     A copy of the press release is furnished as Exhibit 99.1 to this Report and is incorporated herein by reference.
     In addition, on January 13, 2011, Navios issued a press release announcing that it had commenced a cash tender offer for any and all of the outstanding 2014 Notes, and consent solicitation to eliminate or modify most of the restrictive covenants and certain events of default, and to make other changes to provisions contained in the indenture governing the 2014 Notes.
     A copy of the press release is furnished as Exhibit 99.2 to this Report and is incorporated by reference.
     Furthermore, on January 13, 2011, Navios issued a press release announcing the pricing of $350 million of the Notes. A copy of the press release is furnished as Exhibit 99.3 to this Report and is incorporated herein by reference.
     This information contained in this Report is hereby incorporated by reference into Navios’ Registration Statements on Form F-3, File Nos. 333-136936, 333-129382 and 333-165754 and on Form S-8, File No. 333-147186.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME HOLDINGS INC.
By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer Date: January 14, 2011

EXHIBIT INDEX

Exhibit No.	Exhibit
99.1	Press Release dated January 13, 2011.
99.2	Press Release dated January 13, 2011.
99.3	Press Release dated January 13, 2011.